UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

18451C 10 9

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 18451C 10 9

1	Names of reporting persons: Clear Channel Holdings, Inc. I.R.S. Identification Nos. of the persons (entities only): 88-0318078
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization: Nevada
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 321,553,971 (1)
	6	Shared voting power: 0
	7	Sole dispositive power: 321,553,971 (1)
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 321,553,971 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row (9): 89.3% (1)
12	Type of reporting person (see instructions): CO

(1)	See response to Item 4 below.

CUSIP No. 18451C 10 9

1	Names of reporting persons: iHeartCommunications, Inc. I.R.S. Identification Nos. of the persons (entities only): 74-1787539
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization: Texas
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 321,553,971 (1)
	6	Shared voting power: 0
	7	Sole dispositive power: 321,553,971 (1)
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 321,553,971 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row (9): 89.3% (1)
12	Type of reporting person (see instructions): CO

(1)	See response to Item 4 below.

CUSIP No. 18451C 10 9

1	Names of reporting persons: iHeartMedia Capital I, LLC I.R.S. Identification Nos. of the persons (entities only): 27-0263715
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 321,553,971 (1)
	6	Shared voting power: 0
	7	Sole dispositive power: 321,553,971 (1)
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 321,553,971 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row (9): 89.3% (1)
12	Type of reporting person (see instructions): 00

(1)	See response to Item 4 below.

CUSIP No. 18451C 10 9

1	Names of reporting persons: iHeartMedia Capital II, LLC I.R.S. Identification Nos. of the persons (entities only): 27-0269010
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 321,553,971 (1)
	6	Shared voting power: 0
	7	Sole dispositive power: 321,553,971 (1)
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 321,553,971 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row (9): 89.3% (1)
12	Type of reporting person (see instructions): 00

(1)	See response to Item 4 below.

CUSIP No. 18451C 10 9

1	Names of reporting persons: iHeartMedia, Inc. I.R.S. Identification Nos. of the persons (entities only): 26-0241222
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 321,553,971 (1)
	6	Shared voting power: 0
	7	Sole dispositive power: 321,553,971 (1)
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 321,553,971 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row (9): 89.3% (1)
12	Type of reporting person (see instructions): CO

(1)	See response to Item 4 below.

CUSIP No. 18451C 10 9

Item 1(a).	Name of Issuer: Clear Channel Outdoor Holdings, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 East Basse Road San Antonio, Texas 78209
Item 2(a).	Name of Persons Filing:

Clear Channel Holdings, Inc. (“CC Holdings”)

iHeartCommunications, Inc. (“iHeartCommunications”)

iHeartMedia Capital I, LLC (“Capital I”)

iHeartMedia Capital II, LLC (“Capital II”)

iHeartMedia, Inc. (“iHeartMedia”)

CC Holdings is a subsidiary of iHeartCommunications. iHeartCommunications is a subsidiary of Capital I. Capital I is a subsidiary of Capital II. Capital II is a subsidiary of iHeartMedia. iHeartCommunications, CC Holdings, Capital I, Capital II and iHeartMedia are referred to herein collectively as the “Reporting Persons.”

An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business offices of iHeartCommunications, CC Holdings, Capital I, Capital II and iHeartMedia are located at:
200 East Basse Road San Antonio, Texas 78209
Item 2(c).	Citizenship:

iHeartCommunications is a Texas corporation, CC Holdings is a Nevada corporation, Capital I is a Delaware limited liability company, Capital II is a Delaware limited liability company and iHeartMedia is a Delaware corporation.
Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.01 par value (see response to Item 4 below)
Item 2(e).	CUSIP Number: 18451C 10 9
Item 3.	Not Applicable
Item 4(a)-(c).	Ownership:

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference. As of December 31, 2014, CC Finco, LLC, a Delaware limited liability company (“CC Finco”), was the direct owner of 6,553,971 shares of the Issuer’s Class A common stock. CC Finco is a subsidiary of CC Holdings. CC Holdings, indirectly through CC Finco, may be deemed to have beneficial ownership of these shares of Class A common stock. In addition, as of December 31, 2014, CC Holdings was the direct owner of all 315,000,000 outstanding shares of the Issuer’s Class B common stock. iHeartCommunications, indirectly through CC Holdings, may be deemed to have beneficial ownership of these shares of Class A common stock and Class B common stock. Capital I, indirectly through iHeartCommunications, may be deemed to have beneficial ownership of these shares of Class A common stock and Class B common stock. Capital II, indirectly through Capital I, may be deemed to have beneficial ownership of these shares of Class A common stock and Class B common stock. iHeartMedia, indirectly through Capital II, may be deemed to have beneficial ownership of these shares of Class A common stock and Class B common stock. Each share of Class B common stock of the Issuer is convertible at any time into one share of Class A common stock subject to certain limited exceptions. The Class A common stock and Class B common stock vote as a single class on all matters on which stockholders are entitled to vote, except as otherwise provided in the Issuer’s amended and restated certificate of incorporation or as required by law. Each share of Class A common stock entitles its holder to one vote and each share of Class B common stock entitles its holder to 20 votes.

Accordingly, as of December 31, 2014, each Reporting Person beneficially owned 315,000,000 shares of Class B common stock and 6,553,971 shares of Class A common stock, representing approximately 89.3% of the outstanding shares of the Issuer’s Class A common stock determined in accordance with Rule 13d-3 under the Securities Exchange Act (based on (i) 44,936,373 shares of Class A common stock reported as outstanding as of October 16, 2014, by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on October 28, 2014, plus (ii) 315,000,000 shares of Class A common stock issuable upon conversion of the shares of Class B common stock beneficially owned by the Reporting Persons). In addition, as of December 31, 2014, this ownership represented approximately 99.4% of the total voting power of the Issuer’s common stock.

CUSIP No. 18451C 10 9

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See response to Item 4.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable
Item 8.	Identification and Classification of Members of the Group.

Not Applicable
Item 9.	Notice of Dissolution of Group.

Not Applicable
Item 10.	Certification.

Not Applicable

Exhibits	Exhibit

99.1	Agreement of Joint Filing by and among Reporting Persons, incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Schedule 13G filed by the Reporting Persons with the Securities Exchange Commission on February 9, 2012.

CUSIP No. 18451C 10 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Clear Channel Holdings, Inc.

Date: February 17, 2015	By:	/s/ Hamlet T. Newsom, Jr.
		Name:	Hamlet T. Newsom, Jr.
		Title:	Vice President, Associate General Counsel and Assistant Secretary

iHeartCommunications, Inc.

	By:	/s/ Hamlet T. Newsom, Jr.
		Name:	Hamlet T. Newsom, Jr.
		Title:	Vice President, Associate General Counsel and Assistant Secretary

iHeartMedia Capital I, LLC

	By:	/s/ Hamlet T. Newsom, Jr.
		Name:	Hamlet T. Newsom, Jr.
		Title:	Vice President, Associate General Counsel and Assistant Secretary

iHeartMedia Capital II, LLC

	By:	/s/ Hamlet T. Newsom, Jr.
		Name:	Hamlet T. Newsom, Jr.
		Title:	Vice President, Associate General Counsel and Assistant Secretary

iHeartMedia, Inc.

	By:	/s/ Hamlet T. Newsom, Jr.
		Name:	Hamlet T. Newsom, Jr.
		Title:	Vice President, Associate General Counsel and Assistant Secretary